SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF DETERMINATION OF THE REDEMPTION PRICE

TO THE HOLDERS OF BRASKEM FINANCE LIMITED

5.375% NOTES DUE 2022

(CUSIP: 10553YAE5 and G1315RAG6)*

(ISIN: US10553YAE59 and USG1315RAG68)*

Date: July 22, 2021

_________________________________________________________________________

NOTICE IS HEREBY GIVEN by Braskem Finance Limited, a Cayman Islands exempted company (the “Company”), to all holders (the “Holders”), in connection with the redemption of the outstanding aggregate principal amount of the Company’s 5.375% Notes due 2022 (the “Notes”) under CUSIP Nos. 10553YAE5 and G1315RAG6; and ISIN Nos. US10553YAE59 and USG1315RAG68, on July 27, 2021 (the “Redemption Date”), pursuant to the terms and conditions of the Indenture, dated as of May 2, 2012 (the “Indenture”), among the Company, Braskem S.A., and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, as informed to the Trustee on July 19, 2021 (the “Initial Notice”). Capitalized terms used herein and not defined shall have the meaning assigned to such terms in the Indenture and the Notes, as applicable.

The Redemption Price for each $1,000 principal amount of 5.375% Notes will be US$1,049.36748784.

On the Redemption Date, the Holders of outstanding 5.375% Notes will receive, per each US$1,000 principal amount of 5.375% Notes, US$1,036.67651563 plus accrued and unpaid interest in the amount of US$12.69097221 from May 2, 2021 to, but excluding, the Redemption Date.

This notice supplements the Initial Notice.

BRASKEM FINANCE LIMITED, as Issuer

_________________________________________________________________________

Important Tax Information. Payments made to Holders may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 24%. To avoid backup withholding, a Holder that is a U.S. person for U.S. federal income tax purposes that does not otherwise establish an exemption should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that the Holder is a U.S. person, that the taxpayer identification number (TIN) provided is correct, and that such U.S. Holder is not subject to backup withholding. A Holder that is not a U.S. person may qualify as exempt from backup withholding by providing an applicable IRS Form W-8, attesting to the Holder’s foreign status. Such forms may be obtained at the IRS website at www.irs.gov. Failure to provide the correct information may subject the Holder to penalties imposed by the IRS.

* No representation is made as to the accuracy of the CUSIP or ISIN numbers either as printed on the Notes or as set forth in this notice and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.